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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

     For the month of August 2003
                      -----------
                                  Kookmin Bank
                                  ------------
                 (Translation of registrant's name into English)

             9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703
             ------------------------------------------------------
                     (Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   X     Form 40-F
                                       --               ----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                     -----

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                     -----


     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes       No X
                                     ---      -



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                Full Redemption of Kookmin Bank's Contribution in
               Mutual Fund for Credit Card Company Debt Securities

As of July 31, 2003, Kookmin Bank has been fully reimbursed for the KRW548.9 billion contribution in a mutual fund which was established by Korean Financial Institutions to purchase credit card company debt securities.

As disclosed on April 11, 2003, the mutual fund was established in order to stabilize the financial market by relieving liquidity issues in Korean credit card industry.

Since the launch of the mutual fund on April 10, 2003, Kookmin Bank has been partially reimbursed on a periodic basis pursuant to a schedule agreed upon by Korean financial institutions. On July 31, 2003, the final redemption tranche of KRW75 million was made, and Kookmin Bank was fully reimbursed. The mutual fund became dissolved accordingly.




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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       Kookmin Bank
                                       ---------------------------
                                       (Registrant)


     Date: August 1, 2003              By: /s/ Jong- Kyoo Yoon
                                       -----------------------------
                                       (Signature)


                                       Name:   Jong-Kyoo Yoon
                                       Title:  Executive Vice President &
                                               Chief Financial Officer



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